June 3, 2009

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	W&T Offshore, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-3

Filed May 6, 2009

File No. 333-157793

Dear Mr. Schwall:

We have filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below is our response to the comment received orally from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, a paraphrase of the comment provided by the Staff has been included in bold face type preceding our response. References to “the Company,” “we,” “us” and “our” herein refer to W&T Offshore, Inc. and its consolidated subsidiaries.

Amendment No. 1 to Registration Statement on Form S-3

Exhibit 5.1, Opinion of Counsel

1.	We note that the indentures relating to the debt securities are governed by New York law, but that your legal opinion is limited to Texas and federal law. Please revise.

Response: The Opinion of Vinson & Elkins LLP has been revised as requested. Please refer to Exhibit 5.1 to Amendment No. 2.

The Staff indicated that Comment 1 above was the only remaining comment to be addressed on the Registration Statement. As a result, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Company hereby requests

Phone (713) 624-7296	9 Greenway Plaza, Suite 300 Houston, TX 77046 Fax (713) 624-7324	Email tgetten@wtoffshore.com

Page 2	June 3, 2009

that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on Friday, June 5, 2009 at 3:00 p.m., Eastern time, or as soon as thereafter practicable. The Company hereby acknowledges that:

•

should the Commission or the Staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert comments of the Staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at (713) 624-7296 or James M. Prince at (713) 758-3710.

Very truly yours, W&T OFFSHORE, INC.

By:	/s/ Thomas F. Getten
Thomas F. Getten Vice President, General Counsel and Assistant Secretary